October 6, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

RE:     Graham Holdings Company
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
Form 10-Q for the Period Ended June 30, 2020
Filed August 5, 2020
File No. 1-6714

Dear Sir/Madam:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 11, 2020 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2019 of Graham Holdings Company (the “Company”), and to the Quarterly Report on Form 10-Q for the Period Ended June 30, 2020.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
19. Business Segments, page 110

1.We note you evaluate segment performance based on operating income before amortization of intangible assets and impairment of goodwill and other long-lived assets. We were not able to locate disclosure of this measure. Please explain how you considered the guidance in ASC 280-10-50-22 and 50-27. See also Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 104.02.

Company Response:

The Company will revise the segment disclosure in the notes to the consolidated financial statements to provide the operating income before amortization of intangible assets and impairment of goodwill and other long-lived assets for each reportable segment in its Quarterly Report on Form 10-Q for the Period Ended September 30, 2020 and in future filings.

Form 10-Q for the Period Ended June 30, 2020

Notes to Condensed Consolidated Financial Statements
6. Goodwill and Other Intangible Assets, page 11

2.We note as a result of the uncertainty and challenging operating environment created by the COVID-19 pandemic you completed an interim impairment review of the goodwill and other long-lived assets of the Clydes Restaurant Group and your automotive dealership reporting units. We note the pandemic also adversely impacted your Education, Television Broadcasting, Manufacturing, and SocialCode divisions and there has been a substantial decline in your market capitalization. Furthermore, you disclose you expect the results for most of your divisions will continue to be adversely impacted by the pandemic for the remainder of 2020. Please explain why an interim impairment review was not triggered for your other reporting units. Reference is made to ASC 350-20-35-3 and 35-30 and ASC 350-30-35-18.

Company Response:

In its most recent annual goodwill impairment test, as of November 30, 2019, the Company proceeded directly to a quantitative assessment for each of its reporting units rather than electing to initially conduct a qualitative assessment, in accordance with ASC 350-20-35-3B. The goodwill at the Company’s nine reporting units within the education, television broadcasting, manufacturing and SocialCode divisions was deemed to be recoverable, with fair values in excess of carrying values ranging from 21% to more than 100% at the date of the annual impairment test.

As a result of the uncertainty and challenging operating environment created by the COVID-19 pandemic (the “pandemic”), the Company evaluated the qualitative factors described in ASC 350-20-35-3C for each of its reporting units for the second quarter of 2020 to determine whether it was more likely than not that the fair value of the reporting unit was less than the carrying value such that an interim impairment test should be performed. The Company considered the nature and magnitude of the impact of the pandemic on each of its reporting units and also performed a sensitivity analysis on key assumptions used in the annual quantitative impairment analyses, where appropriate, as part of the evaluation of the qualitative factors in ASC 350-20-35-3C. In performing this evaluation, the Company focused on the events and circumstances that were most likely to impact the fair value of its reporting units and indicate a possible impairment, which included the following:

•Deterioration in business environment, demand for our products and services, and impact of restrictions imposed by governments and regulators in response to the pandemic on our businesses (industry and market considerations):

While the pandemic adversely impacted our ability to serve students and customers due to government imposed travel restrictions, shelter in place orders and mandatory closures, resulted in reduced spending by customers and caused supply chain disruptions, and will continue to adversely impact some of our businesses in the second half of 2020, the Company believes the impact to largely be temporary. The Company expects demand for its products and services to return to pre-pandemic levels over time as governments ease restrictions on travel, school, plant closures and capacity limitations at other facilities, and as the economy generally recovers from the recessionary environment. The Company also believes that most of its businesses have not fundamentally changed as a result of the pandemic, and that the introduction of a vaccine and/or other treatments will contribute to the normalization of the business environment and the resumption of demand for its products and services to prior levels.

•Actual operating results against internal forecasts (overall financial performance):

The Company’s businesses have taken a variety of measures to reduce costs and capital expenditures, including employee salary and work-hour reductions, temporary furlough and other employee reductions, reduced discretionary spending, and facility restructurings. These measures mitigated the financial impact the pandemic had on the demand for the Company’s products and services, and the Company’s businesses will continue to benefit from these measures in the future. Our evaluation of each reporting unit’s performance relative to forecasted results indicated that the short-term forecasts at some of the reporting units were adversely impacted when compared to the amounts included in the annual quantitative impairment analyses, while the medium to long-term projections did not vary significantly. However, the Clyde’s Restaurant Group and automotive reporting units faced substantial declines in revenue and operating results at the onset of the pandemic in March 2020 resulting in a significant variance between the actual short-term results compared to previous forecasts.

•Changes in market-based interest rates and equity risk premiums (macroeconomic conditions):

Market-based interest rates, which impact the discount rates utilized in the quantitative assessment, have declined significantly since the start of the pandemic, which was offset by an increase in the equity risk premiums of traded shares. Where appropriate, the Company assessed these changes through sensitivity analyses, which indicated that it was not more likely than not that the change in discount rates would result in the fair value of the Company’s reporting units being less than their respective carrying values.

•Volatility in the Company’s share price (share price):

The Company’s market capitalization exceeded the total common stockholders’ equity at the time of the last annual impairment review. The Company believes most of its businesses have not fundamentally changed and the volatility of its share price is primarily influenced by the uncertainty created by the pandemic. The Company does not believe that its share price has experienced a sustained decline (as contemplated by ASC 350-20-35-3C(g)) that would indicate that it was more likely than not that the fair values of the Company’s reporting units are less than their respective carrying values.

The Company considered the impact of the above qualitative factors on each of its reporting units at June 30, 2020. In the first quarter of 2020, the Company determined that it should perform an interim impairment review at the Clyde’s Restaurant Group and automotive reporting units, which resulted in the recording of $16.4 million in goodwill and indefinite-lived intangible asset impairment charges. The pandemic severely disrupted these two businesses resulting in a significant variance between the actual short-term results compared to previous forecasts. Also, the amount by which the fair values of these reporting units exceeded their respective carrying values at the date of the annual impairment review was relatively small because the Company had acquired these businesses in 2019.

Education Division

The Company’s education division comprised $804.9 million or 56% of the Company’s goodwill balance as of June 30, 2020. The fair value of each of the four reporting units included in the education division exceeded their carrying values by more than 100% at the time of the Company’s last annual impairment review. The overall financial performance at the Higher Education reporting unit was in line with previous forecasts used in the annual quantitative impairment analyses through the end of the second quarter of 2020, and the Company concluded it was not more likely than not that the fair value of the Higher Education reporting unit was less than its carrying value given the amount of headroom available at the time of the annual impairment review.

The Company evaluated the magnitude and duration of the pandemic’s impact on the other businesses within the education division and concluded that the demand for its education products and services is expected to return to pre-pandemic levels when travel restrictions and government imposed school closures are lifted, and licensing bodies and administrators resume scheduling of examinations. Additionally, the education division has taken a variety of measures to mitigate the impact from reduced demand by reducing costs and capital expenditures through employee salary and work-hour reductions, temporary furlough and other employee reductions, reduced discretionary spending, and facility restructurings. Although the pandemic adversely impacted the actual short-term cash flows at the other three reporting units (Kaplan International, Test Preparation and Professional (U.S.)) compared to the amounts included in the annual quantitative impairment analyses, the Company’s estimate of the medium to long-term cash flows remained consistent with previous forecasts after considering the expected lifting of restrictions and cost measures taken to mitigate the impact of the pandemic. The Company believes that most of the businesses in the education division have not fundamentally changed as a result of the pandemic. The Company concluded that it was not more likely than not that the fair values of these three reporting units were less than their respective carrying values as a result of the impact of the changes in the short-term cash flows, primarily due to the significant amount by which the fair values of the reporting units exceeded their respective carrying values at the time of the last annual quantitative impairment reviews (excess greater than 100% for each reporting unit).

In evaluating the macroeconomic considerations, the Company performed sensitivity analyses to evaluate the effect that changes in the discount rate and long-term growth rate would have on the fair value of each of the reporting units determined during the annual quantitative impairment reviews. The Company adjusted both the discount rate and long-term growth rate at the same time to determine how sensitive the fair values of each reporting unit were to changes in these assumptions. The discount rate was adjusted to reflect changes in market based interest rates and equity risk premiums (up to 2% increase in discount rate), and the long-term growth rate adjusted downwards at the reporting units. Each of the education division’s reporting units’ fair value determined during the annual quantitative impairment review still exceeded its carrying value by more than 75% after adjusting for the discount rate and long-term growth rate.

After evaluating all qualitative factors, including the impact on short-term cash flows and the results of the sensitivity analyses, the Company concluded that it was not more likely than not that the fair values of the reporting units in the education division were less than their carrying values based on the significant headroom available at the time of the annual quantitative impairment review.

Television Broadcasting Division

The Company’s television broadcasting division comprised $190.8 million or 13% of the Company’s goodwill balance as of June 30, 2020. The fair value of the television broadcasting reporting unit exceeded its carrying value by more than 100% at the time of the Company’s last annual impairment review. As part of the qualitative assessment, the Company considered the impact the pandemic had on the television broadcasting industry by assessing the magnitude of the decline in market capitalization and enterprise value observed at the publicly traded peer group of the television broadcasting division. At June 30, 2020, the market value and enterprise value of the television broadcasting reporting unit’s publicly traded peer group declined by approximately 35% and 13%, respectively, since the date of the Company’s last annual impairment review. After evaluating all qualitative factors, including the decline in value observed at the publicly traded peer group, the Company concluded that it was not more likely than not that the fair value of the television broadcasting reporting unit was less than its carrying value based on the significant headroom available at the time of the annual quantitative impairment review.

Manufacturing Division

The Company’s manufacturing division comprised $227.4 million or 16% of the Company’s goodwill balance as of June 30, 2020. The fair value of the three reporting units (Hoover, Dekko and Joyce/Dayton) with goodwill balances included in the manufacturing division exceeded their carrying values by margins ranging from 21% to 46% at the time of the Company’s last annual impairment review. The overall financial performance of the Hoover and Joyce/Dayton reporting units through the end of the second quarter of 2020 were in line with previous forecasts used in the annual quantitative impairment analyses. The reduced demand for their products was offset by reduced operating costs at both reporting units and higher wood prices at Hoover resulting in higher margins from wood sales. The Company also considered the impact of the change in interest rates and the equity risk premium as part of the qualitative assessment using a sensitivity analysis. The evaluation of the qualitative factors, including the change in discount rates, indicated that it was not more likely than not that the fair values of the Hoover and Joyce/Dayton reporting units were less than their respective carrying values.

The Dekko reporting unit experienced a more significant reduction in product demand in the second quarter of 2020 resulting in a decline in operating results. The operating results were also negatively impacted due to certain plants operating at reduced levels resulting from limitations on employee capacity in certain jurisdictions. The Company expects the demand for Dekko’s products will return to pre-pandemic levels in the medium to long-term. The fair value of the Dekko reporting unit exceeded its carrying value by 46% at the time of the Company’s last annual impairment review. The Company considered the impact of observed changes in short-term cash flows, discount rates and long-term growth rates on the estimated fair value of the Dekko reporting unit determined during the annual impairment review through multiple scenarios, as part of the qualitative assessment using a sensitivity analysis. Considering all the qualitative factors, including the sensitivity analysis, the Company concluded that it was not more likely than not that the fair value of the Dekko reporting unit was less than its carrying value at June 30, 2020 given the amount of headroom available at the time of the annual quantitative impairment review.

SocialCode Division

The Company’s SocialCode reporting unit comprised $15.9 million or 1% of the Company’s goodwill balance as of June 30, 2020. The fair value of the reporting unit exceeded its carrying value by more than 25% at the time of the Company’s last annual impairment review. As part of the qualitative assessment, the Company evaluated the impact of the changes in the cash flows resulting from reduced marketing spend and brand boycotts, as well as other qualitative factors, and concluded that it was not more likely than not that the fair value of the SocialCode reporting unit was less than its carrying value based on the amount of headroom available at the time of the last annual impairment review.

When considering all the factors in ASC 350-20-35-3C, the Company concluded that none of the factors identified and analyzed, individually and in aggregate, indicated that it was more likely than not that the fair value of the Company’s reporting units at the education, television broadcasting, manufacturing and SocialCode divisions was less than their respective carrying values. Therefore, the Company concluded that it did not need to perform an interim goodwill impairment test.

The Company will continue to evaluate the impact of the pandemic on the fair value of its reporting units in the third quarter and through the date of its next scheduled annual impairment review on

November 30, 2020. The Company will perform an interim impairment review if, after evaluating the qualitative factors described in ASC 350-20-35-3C, there is an indication that an event occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

* * * *

Please call me at (703) 345-6473 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marcel A. Snyman
Marcel A. Snyman Vice President and Chief Accounting Officer

cc: Scott Stringer
Donna Di Silvio